Mail Stop 3561

May 27, 2010

Edward R. Rosenfeld
Chairman and Chief Executive Officer
Steven Madden, Ltd.
52-16 Barnett Avenue
Long Island City, NY 11104

      Re: **Steven Madden, Ltd.**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed March 12, 2010
              File No. 000-23702

Dear Mr. Rosenfeld:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 15 Exhibits and Financial Statement Schedules

1.   We note your response to comment two in our letter dated April 30, 2010, and we re-issue that comment. We note that you failed to include the exhibits, schedules, or annexes to some of your filed exhibits. Please file a complete copy of Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, and 10.6 to the Form 8-K filed on July 16, 2009, and Exhibit 10.1 to the Form 8-K filed February 11, 2010, with your next Exchange Act report.

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   As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

   You may contact Raquel Howard at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

        Sincerely,

        John Reynolds
        Assistant Director